SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name)

1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1. Material Change Report of Registrant dated January 28, 2014 as filed on SEDAR on January 29, 2014.

2. Press Release of Registrant dated January 28, 2014 as filed on SEDAR on January 29, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 29, 2014	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Eagleford Energy Inc. (“Eagleford” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change
January 24, 2014
Item 3.	News Release
Attached as Schedule “A” is a press release issued by the Company on January 28, 2014 and disseminated using a Canadian news wire service.
Item 4.	Summary of Material Change
The Company has amended its Joint Development Agreement ("JDA") previously entered into on December 3, 2013 with Stratex Oil & Gas Holdings, Inc.

Item 5.	Full Description of Material Change
On January 24, 2014, the Company and Stratex entered into an amendment to the original JDA pursuant to which the Company, in exchange for certain commitments made by Stratex, accelerated the grant to Stratex of certain undivided interests in its oil and gas lease dated September 1, 2013 covering approximately 2,629 acres in Zavala County, Texas (the "Lease").

Under the terms of the Lease, and the JDA as amended, Stratex shall perform either (i) the hydraulic fracturing (the "frac") of the Matthews #1H well or (ii) the spudding in of a new well with a targeted depth in a formation capable of producing hydrocarbons. As a result of this requirement, Stratex has committed to perform either the frac of the Matthews #1H or the spudding of a new well on or prior to March 31, 2014 and the Company has assigned an immediate 50% undivided working interest in the entire 2,629 acres covered by the Lease and the JDA as amended.

Subsequent to the execution of the First Amendment, Stratex contracted Baker Hughes, Inc. to commence the frac and subsequent completion of the Matthews #1H on or about February 16, 2014.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102
Not Applicable.
Item 7.	Omitted Information
No information has been omitted from this material change report.
Item 8.	Executive Officer
The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:
James Cassina, President
	Telephone:	416 364-4039
	Facsimile:	416 364-8244

Item 9.	Date of Report
January 28, 2014

ITEM 2

For immediate release

Eagleford Energy and Stratex Oil & Gas Holdings Inc.

Amend Joint Development Agreement and set Frac Date

Toronto, January 28, 2014 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that together with its wholly owned subsidiary, Eagleford Energy, Zavala Inc., (“Eagleford Energy”) has amended its Joint Development Agreement ("JDA") previously entered into on December 3, 2013 with Stratex Oil & Gas Holdings, Inc. ("Stratex") (OTCBB: STTX).

On January 24, 2014, the Company and Stratex entered into an amendment to the original JDA pursuant to which the Company, in exchange for certain commitments made by Stratex, accelerated the grant to Stratex of certain undivided interests in its oil and gas lease dated September 1, 2013 covering approximately 2,629 acres in Zavala County, Texas (the "Lease").

Under the terms of the Lease, and the JDA as amended, Stratex shall perform either (i) the hydraulic fracturing (the "frac") of the Matthews #1H well or (ii) the spudding in of a new well with a targeted depth in a formation capable of producing hydrocarbons. As a result of this requirement, Stratex has committed to perform either the frac of the Matthews #1H or the spudding of a new well on or prior to March 31, 2014 and the Company has assigned an immediate 50% undivided working interest in the entire 2,629 acres covered by the Lease and the JDA as amended.

Subsequent to the execution of the First Amendment, Stratex contracted Baker Hughes, Inc. to commence the frac and subsequent completion of the Matthews #1H on or about February 16, 2014.

For further information, please contact:

Eagleford Energy Inc.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.